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                                                                Exhibit 99(a)(8)

  Motorola Announces Commencement of Tender Offer in Connection With Expanded
                     Strategic Relationship With NetSpeak

Schaumburg, Illinois March 25, 1998 - Motorola, Inc. (NYSE: MOT) announced today that it is commencing a cash tender offer for 3.0 million shares of common stock of NetSpeak Corporation (NASDAQ: NSPK), at a purchase price of $30.00 per share. The tender offer is part of a recently announced expanded relationship between the companies that will combine NetSpeak's leading IP (Internet Protocol) telephony technology with Motorola's leading wireless and wireline technology. This expanded relationship includes the joint development and licensing of NetSpeak technology as well as a $30 million multi-year minimum purchase commitment by Motorola. Assuming consummation of the tender offer for all 3.0 million NetSpeak shares, Motorola will own approximately 28.3% of the shares of NetSpeak common stock on a fully diluted basis.

The tender offer is being made pursuant to a tender agreement and certain other related agreements. The tender offer is conditional upon the tender of 1,750,000 shares of NetSpeak common stock and receipt of regulatory approvals as well as certain other conditions.

The tender offer, proration period and withdrawal rights expire at 12:00 Midnight, New York City Time, on Tuesday, April 21, 1998, unless the offer is extended. Merrill Lynch & Co. is serving as the Dealer Manager and Georgeson & Company Inc. is serving as the Information Agent for the tender offer. The information filed with the Securities and Exchange Commission in connection with the tender offer may be obtained by calling Georgeson & Company Inc., toll free at 800-223-2064.

Motorola expects to record an in-process research and technology development writeoff during the second quarter of 1998 due to the increased investment in NetSpeak. The amount of such writeoff is dependent on a number of factors and will be determined after completion of the tender offer.

About Motorola

Motorola is one of the world's leading providers of wireless communications, semiconductors, and advanced electronic systems, components, and services. Major equipment businesses include cellular telephone, two-way radio, paging and data communications, personal communications, automotive, defense and space electronics and computers. Motorola semiconductors power communications devices, computers and millions of other products. Motorola's 1997 sales were $29.8 billion. For more information visit our web site at http.//www.mot.com


Scott Wyman
Motorola, Inc.
847-632-4691